FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        January, 2004

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   January 23, 2003

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

January 22, 2004	NEWS RELEASE 04-01	MAE - TSE MNG - AMEX

Miramar Significantly Increases Resource Estimate for 100% Owned Hope Bay Project
Resource Growth Supports Continued Aggressive Exploration & Expands Development Options

Vancouver, BC – Miramar Mining Corporation today announced a 25% increase in the mineral resources at its 100% owned Hope Bay project in Nunavut. Due to the nature of the work programs in 2003, the entire increase was driven by the Madrid area, where measured and indicated resources increased by 55% to 565,000 oz and the additional inferred resource increased 87% to 1,886,000 oz of gold. Madrid now ranks as the largest of the three gold districts on the Hope Bay belt following 2003 exploration successes that defined significant quantities of lower grade resources as the Suluk deposit expanded, South Suluk was discovered and the Perrin and Rand zones were redefined.

“Our successful exploration continues to add resources at the Hope Bay project, providing opportunities for added value to our shareholders,” said Tony Walsh, Miramar’s President and CEO. “With over five million ounces of gold in all categories, combined with our option on 60% of the two million ounce George and Goose Lake projects, we control some of the largest, highest grade undeveloped gold deposits in Canada. We anticipate that our 2004 exploration program will further build our gold resource base and improve our geologic understanding of the belt. Moreover, we continue to advance the high grade Doris North project through the permitting process, with the objective of achieving commercial production at Hope Bay by the end of 2005.”

Resource Estimates

The following table sets out a summary of the year-end mineral resource estimates for the Hope Bay project. Further details, including a specific breakdown of measured, indicated and inferred mineral resources for individual deposits, cut-off grades and other assumptions are outlined below and in the tables attached.

Summary of Hope Bay Project Mineral Resource Estimates to December 31, 2003
(Inclusive of Mineral Reserves at Doris North)

Category/Deposit	Tonnes (000's)	Gold Grade (g/t)	Contained Gold (000's oz)

Measured & Indicated Resources
Boston	1,387	15.4	687
Doris	763	23.9	586
Madrid	3,606	4.9	565

Sub-total Measured &	5,756	9.9	1,838
Indicated Resources

Additional Inferred Resources*:
Boston	2,574	10.9	901
Doris	1,675	14.7	795
Madrid	11,921	4.9	1,886

Sub-total Additional	16,170	6.9	3,582
Inferred Resources*

*Inferred resources are in addition to measured and indicated resources.

The principal changes in the mineral resources from 2002 to 2003 are a result of the following factors:

1.	Gold resources at Suluk climbed significantly as a result of increases in the dimensions of the Suluk resource area, its re-interpretation based on an improved geologic model combined with the discovery of the South Suluk resource area. Some of the gains were offset by losses related to in fill drilling, geologic re-interpretation and reductions in the capping to levels more appropriate for a bulk mining scenario resulted in significant net increase in gold resources at Suluk;

2.	Gold resources increased in the Naartok, Perrin and Rand areas, as a consequence of an enhanced geologic model that resulted in the incorporation of significant quantities of lower grade material previously excluded from resource estimates. These increases were partially offset by the elimination of two higher grade subsidiary lenses at Naartok related to the more conservative geologic model, and a reduced capping level that better reflects a bulk mining scenario;

No changes were reported in the mineral resource at Boston and Doris since there was only wide spaced exploratory drilling at Boston and only minimal, geotechnical drilling at Doris. No resources could be estimated at Boston despite the encouraging results from depths significantly greater than the extent of the current resource, since the deep holes are too widely spaced to allow resource estimates to be prepared.

“Our geologic team made considerable progress in re-interpreting the geology of the Madrid area as a result of an intensive lithogeochemical program to define the volcanic stratigraphy,” said Mr. Walsh. “As a result, we now see potential for a high tonnage, lower-grade mining scenario at Madrid (likely involving a combination of open pit and underground operations), utilizing low-cost bulk mining methods that could allow us to recover more gold and generate higher margins.” As currently contemplated, the Naartok, Perrin and Rand areas may be amenable to open pit mining, while Suluk could be approached as a bulk underground mining operation. Mr Walsh added “We expect work to be carried out in 2004 will help us refine our assessment of the potential of the Madrid area, the optimal mining methods and possible milling rates as we proceed with our systematic evaluation of the Hope Bay belt.

A significant portion of the 2003 exploration budget went towards drilling deep at the Boston deposit to demonstrate the potential to extend the favourable geology to depth. The results significantly exceeded expectations, not only demonstrating that the favourable host rocks and alteration extended to depths of up to 1,400m below surface and over a strike length of up to 750m, but 2003 drilling also intersected significant gold values at depths of over 1,000m below surface, more than twice the depth of the previously estimated resource. All of Boston’s gold resources are currently in the upper 500m of the deposit and comprise a measured and indicated resource of 687,000 oz of gold at a grade of 15.4g/t plus an additional inferred resource of 901,000 oz of gold at a grade of 10.9g/t.

Work Plans for 2004

A major exploration program for the Hope Bay project in 2004 is in the final planning stages and will likely be comprised of approximately 40,000m of core drilling and 5,000m of reverse circulation drilling. The majority of this work will focus on continuing to evaluate the potential of the Boston mineralization at depth, and continuing to test the favourable 11km long Deformation Zone trend in the Madrid area and related structures. In addition, Miramar plans to drill test several other areas outside the known mineralized districts, including the potential of a north extension to the high grade Doris hinge zone and an area 6km south of Boston around hole NOD93 where Boston-style mineralization was discovered.

Drilling is expected to commence in mid-February 2004 at Doris and Madrid, and early March at Boston, while the additional targets will be tested throughout the year. It is anticipated that the initial results of this drilling could be available in early April 2004.

Hope Bay Project

The Hope Bay project extends over 1,000 sq.km. on the northern arctic coast of Canada and contains three major resource areas (Boston, Doris and Madrid) as well as numerous other gold occurrences. Miramar has a two-tracked plan for the exploration and development of the Hope Bay belt: to bring the high grade Doris North deposit into production as soon as possible with the objective generating significant free cash flow and to continue the aggressive exploration of the Hope Bay belt to more fully expose its tremendous potential.

As contemplated in the feasibility study announced January 9, 2003, Miramar believes that it can generate significant, low cost gold production from Doris North that could then be expanded through the development of additional resources in the Doris deposit and mining the ramp accessible upper portions of the Boston deposit. Longer term, Miramar believes the large tonnage, lower grade Madrid mineralization has the potential to drive the development of a large scale, lower grade, bulk mining operation involving a combination of open pit and underground mining with centralized processing facilities that could treat all resources developed on the belt. As a result Miramar plans to focus its on-going exploration efforts on more fully evaluating the upside potential of the Madrid area, determining whether the Boston hosts a substantial deposit at depth, and continuing to explore for new deposits on this prolific gold region.

Given the impressive production history of many of Canada’s greenstone belts and the geologic similarities of the Hope Bay belt to several of these belts, Miramar believes that the Hope Bay belt has the potential to provide substantial, long lived, low cost gold production and the basis for the growth of a major gold producing enterprise.

Miramar’s option to a 60% interest in the 2 million oz George and Goose Lake deposits, as announced November 17, 2003, provides additional opportunities to increase Miramar’s resource base and potential production profile.

Quality Assurance

All resource and reserve estimates have been prepared by the Miramar Hope Bay Limited staff in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Exploration Manager for Miramar Mining Corporation. Resource estimates for the Boston and Doris deposits have not changed since year-end 2002. Resource estimation models for the Madrid area were estimated utilizing three dimensional block model methods, except for the South Suluk and South Patch 14 areas, which were estimated utilizing a two dimensional polygonal approach. Capping and cut off grades were applied as set out in the attached tables. Measured resources were estimated only in the Boston B2 Zone where the resource blocks have been undercut. Indicated resources for all the deposits generally lie within 25 metres of a drill hole within detail drilled areas and inferred resources generally lie no more than 50 metres from a drill hole. The estimates for the Madrid area (except South Patch 14) were reviewed by Roscoe Postle Associates Inc. in 2003-4, while those for Doris Central and Boston were audited by independent resource consultant Geostat Systems Inc. of Montreal in 2001. The resource estimates for Doris Hinge, Doris North and South Patch were audited by independent resource consultant SRK Engineering of Toronto in 2002.

Pillars lie within 30 m of lake bottoms and are unlikely to be mined without significant economic and permitting challenges. The regulations for pillars under lakes in Nunavut require the Mines Inspection Branch to provide a variance for mining within 100m of a lake bottom.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied.

Additional Information

All information previously released on the Hope Bay Project or the Company’s operations is available at the Company’s website, http://www.miramarmining.com/.

Forward Looking Statements

Statements other than statements of historical fact, including statements relating to planned work at the Hope Bay project, the feasibility study at Hope Bay and the economics of the project and the expected scope, timing and results of this work including the proposed development and production of the Doris North project, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential,” “possible,” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral reserve and resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: fluctuations in gold prices, uncertainties involved in interpreting drilling results and other tests, and the estimates of reserves and resources, the possibility that results of work will not fulfill expectations; risks of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties or interruptions, the possibility that required permits may not be obtained on a timely manner or at all, the possibility that adequate financing may not be available, the possibility of cost overruns or unanticipated expenses, the possibility that a positive production decision is not made and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

All resource and reserve estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission. “Resources” are sometimes referred to as “mineralization” or “mineral deposits”. In addition, Canadian standards may permit reserves to be reported in the presence of permitting issues that would prevent mineralization from being classified as “reserves” under United States standards.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements of management’s beliefs and estimates or opinions or other factors should they change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572   Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

Table 1. Hope Bay Mineral Resources Estimates (Dec. 31, 2003) Tabulated By Deposit

Category Deposit & Zone	Cut-off (Au g/t)	Capping (Au g/t)	Tonnes (000's)	Gold Grade (g/t)	Contained Gold (000's ozs)

Boston B2
Measured	5	50-175	232	16.3	121
Indicated	5	50-175	1,069	15.6	535

Measured+Indicated	5	50-175	1,300	15.7	656
Additional Inferred	5	50-175	1,595	10.3	527

Boston B3
Measured
Indicated	7	30-50	86	11.1	31

Measured+Indicated	7	30-50	86	11.1	31
Additional Inferred	7	30-50	696	12.1	271

Boston B4
Measured
Indicated
Measured+Indicated
Additional Inferred	7	40	283	11.4	103

Doris Hinge
Measured
Indicated	8	100-300	345	34.7	385

Measured+Indicated	8	100-300	345	34.7	385
Additional Inferred	8	100-300	28	10.0	9

Doris North (including Doris Connector)
Measured
Indicated	5

Measured+Indicated	5
Additional Inferred	5	25-150	1,270	13.9	569

Doris Central
Measured
Indicated	7	10-150	418	14.9	201

Measured+Indicated	7	10-150	418	15.0	201
Additional Inferred	7	10-150	114	16.0	59

Doris Pillars
Measured
Indicated
Measured+Indicated
Additional Inferred	5-7	25-150	263	18.6	158

Naartok
Measured
Indicated	2	11-260	1,572	5.4	271

Measured+Indicated	2	11-260	1,572	5.4	271
Additional Inferred	2	11-260	2,753	4.1	358

Table 1 Cont'd

Category Deposit & Zone	Cut-off (Au g/t)	Capping (Au g/t)	Tonnes ('s)	Gold Grade (g/t)	Contained Gold ('s ozs)

Suluk
Measured
Indicated	5	29-95	454	8.9	130

Measured+Indicated	5	29-95	454	8.9	130
Additional Inferred	5	29-95	2,798	6.9	625

South Patch
Measured
Indicated
Measured+Indicated

Additional Inferred	7	100	227	22.5	164

South of Suluk
Measured
Indicated
Measured+Indicated

Additional Inferred	6	95	573	9.8	180

Perrin, Rand
Measured
Indicated	2	20-135	1,507	3.2	156

Measured+Indicated	2	20-135	1,507	3.2	156
Additional Inferred	2	20-135	4,708	2.9	433

Madrid Pillars
Measured
Indicated	2-5	20-135	73	3.5	8

Measured+Indicated	2-5	20-135	73	3.5	8
Additional Inferred	2-5	20-135	862	4.5	126

All deposits
Measured			232	16.3	121
Indicated			5,524	9.7	1717

Measured+Indicated			5,756	9.9	1,838
Additional Inferred			16,170	6.9	3,582

Table 2. Hope Bay Mineral Resources Estimates (Dec. 31, 2003) Tabulated By Category

Category Deposit & Zone	Cut-off (Au g/t)	Capping (Au g/t)	Tonnes ('s)	Gold Grade (g/t)	Contained Gold ('s ozs)

Measured
Boston
- B2	5	50-175	232	16.3	121
- B3
- B4
Boston Sub-total			232	16.3	121

Doris
- Hinge
- North
- Central
- Pillars
Doris Sub-total

Madrid
- Naartok
- Suluk
- South Patch
- Perrin, Matrim
- Pillars
Madrid Sub-total

Total Measured			232	16.3	121

Indicated
Boston
- B2	5	50-175	1,069	15.6	535
- B3	7	30-50	86	11.1	31
- B4
Boston Sub-total			1,155	15.2	566

Doris
- Hinge	8	100-300	345	34.7	385
- North (flanks)
- Central	7	10-150	418	14.9	201
- Pillars
Doris Sub-total			763	23.9	586

Madrid
- Naartok	2	11-260	1,572	5.4	271
- Suluk	5	29-95	454	8.9	130
- South Suluk
- South Patch
- Perrin, Matrim	2	42-88	1,507	3.2	156
- Pillars	2-5	29-95	73	3.5	8
Madrid Sub-total			3,606	4.9	565

Total Indicated			5,524	9.7	1,717

Table 2 Cont'd

Category Deposit & Zone	Cut-off (Au g/t)	Capping (Au g/t)	Tonnes ('s)	Gold Grade (g/t)	Contained Gold ('s ozs)

Measured + Indicated
Boston
- B2	5	50-175	1,301	15.7	656
- B3	7	30-50	86	11.1	31
- B4
Boston Sub-total			1,387	15.4	687

Doris
- Hinge	8	100-200	345	34.7	385
- North
- Central	7	10-150	418	15.0	201
- Pillars
Doris Sub-total			763	23.9	586

Madrid
- Naartok	2	11-260	1,572	5.4	271
- Suluk	5	29-95	454	8.9	130
- South of Suluk
- South Patch
- Perrin, Matrim	2	42-88	1,507	3.2	156
- Pillars	2-5	29-95	73	3.5	8
Madrid Sub-total			3,606	4.9	565

Total Measured + Indicated			5,756	9.9	1,838

Additional Inferred

Boston
- B2	5	50-175	1,595	10.3	527
- B3	7	30-50	696	12.1	271
- B4	7	40	283	11.4	103
Boston Sub-total			2,574	10.9	901

Doris
- Hinge	8	100-300	28	10.1	9
- North (including Connector)	5	25-150	1,270	13.9	569
- Central	7	150	114	16.0	59
- Pillars	7	25-150	263	18.6	158
Doris Sub-total			1,675	15.0	795

Madrid
- Naartok	2	11-260	2,753	4.1	358
- Suluk	5	29-95	2,798	6.9	625
- South of Suluk	6	95	573	9.8	180
- South Patch	7	100	227	22.5	164
- Perrin, Matrim	2	42-88	4,708	2.9	433
- Pillars	2-5	29-95	862	4.5	126
Madrid Sub-total			11,921	4.9	1,886

Total Additional Inferred			16,170	6.9	3,582